NO ACT

PE
2-7-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

12025216

March 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Rachel D. Phillips
Ropes & Gray LLP
rachel.phillips@ropesgray.com

Re: Biogen Idec Inc.
Incoming letter dated February 7, 2012

Dear Ms. Phillips:

This is in response to your letter dated February 7, 2012 concerning the shareholder proposal submitted to Biogen Idec by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Biogen Idec Inc.
Incoming letter dated February 7, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Biogen Idec may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Biogen Idec to amend Biogen Idec's bylaws to permit shareholders who have continuously held in the aggregate a net long position of at least 25% of Biogen Idec's outstanding common stock for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Biogen Idec directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Biogen Idec omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

February 7, 2012

Rachel D. Phillips
T +1 617 235 4734
F +1 617 235 0356
rachel.phillips@ropesgray.com

Via e-mail to shareholderproposals@sec.gov

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Biogen Idec Inc.*
Notice of Intention to Omit Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

On behalf of our client, Biogen Idec Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted by Mr. James McRitchie and advanced, per Mr. McRitchie's instructions, by Mr. John Chevedden (the "Proponent") for inclusion in the proxy materials that the Company intends to distribute for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials"). We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Shareholder Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to Mr. Chevedden by email and to the Proponent by express courier.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal requests that the Company's shareholders approve the following resolution:

> "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

A copy of the Shareholder Proposal and all related correspondence is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Shareholder Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9) under the Exchange Act because the Shareholder Proposal directly conflicts with a proposal to be submitted by the Company in its 2012 Proxy Materials.

ANALYSIS

Currently, the Company does not have a provision in its certificate of incorporation or bylaws that permits shareholders to call a special meeting. The Company's bylaws currently provide that a special meeting of shareholders may be called "by the Secretary only at the request of the Chairman of the Board, the Chief Executive Officer or by a resolution duly adopted by the affirmative vote of a majority of the Board." The Company intends to submit a management proposal at its 2012 Annual Meeting that would ask the Company's shareholders to approve an amendment to the Company's bylaws to permit shareholders who hold at least 25% in the aggregate of the outstanding common stock, and who have held that amount as a net long position continuously for at least one year, to call a special meeting of shareholders (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9) under the Exchange Act, a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a shareholder vote would present alternative and conflicting decisions for shareholders. For example, the Staff recently granted a no-action letter to Mattel, Inc. dated January 13, 2011 on very similar grounds. Mattel received a shareholder proposal asking the board to implement a 10% ownership threshold for the power of shareholders to call a special meeting. Mattel advised the Staff that it intended to submit to shareholders a proposal with a 15% ownership threshold and a one-year net long position holding requirement. Mattel asserted that its proposal and the shareholder's proposal directly conflict, and as a result, it was appropriate for Mattel to exclude the shareholder's proposal pursuant to Exchange Act Rule 14a-8(i)(9).

Similarly, in *Waste Management, Inc.* (February 16, 2011), the Staff concurred with the exclusion of a shareholder proposal that would have enabled shareholders holding at least 20% of Waste Management's common stock to call a special meeting. Waste Management represented that its proposal would permit shareholders holding, in the aggregate, at least 25% of Waste Management's common stock held in net long position for at least one year to call a special meeting. The Staff noted that Waste Management represented that the shareholder proposal and the Waste Management proposal directly conflicted, that the proposals included different thresholds for the percentage of shares required to call a special shareholder meeting and, accordingly, presented alternative and conflicting decisions for shareholders.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in exclusion pursuant to Rule 14a-8(i)(9): *eBay, Inc.* (January 13, 2012); *Southwestern Energy Co.* (February 28, 2011); *Express Scripts, Inc.* (January 31, 2011); *Altera Corp.* (January 14, 2011); *Gilead Sciences, Inc.* (January 4, 2011); *Lowe's Companies, Inc.* (March 22, 2010); *International Paper Co.* (March 11, 2010); *Pinnacle West Capital Corp.* (March 1, 2010); *Chevron Corp.* (February 6, 2010); *NiSource, Inc.* (January 6, 2010, recon. denied February 22, 2010); *Becton, Dickinson and Co.* (November 12, 2009, recon. denied December 22, 2009); *HJ*

Heinz Co. (May 29, 2009); *International Paper Co.* (March 17, 2009); and *EMC Corp.* (February 24, 2009).

The Company's circumstance is substantially the same as those presented in the above-cited no-action letters. The Company Proposal and the Shareholder Proposal directly conflict, and inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders. Specifically, the Company Proposal, on one hand, would call for a 25% ownership threshold and a one-year net long position holding requirement to call a special meeting. The Shareholder Proposal, on the other hand, would call for a 10% ownership threshold (or possibly lower) to call such a meeting. Failing to exclude the Shareholder Proposal from the 2012 Proxy Materials would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Therefore, based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2012 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2012 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me at (617) 235-4734, or Keith F. Higgins at (617) 951-7386.

Very truly yours,

Rachel D. Phillips

cc: Keith F. Higgins
cc: Aras Lapinskas
cc: James McRitchie
cc: John Chevedden

Enclosures

Exhibit A

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. William D. Young
Chairman of the Board
Biogen Idec Inc. (BIIB)
133 Boston Post Road
Weston, Massachusetts 02493

REVISED DECEMBER 14, 2011

Dear Mr. Young,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie 12/7/2011

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Susan H. Alexander
Corporate Secretary
PH: 617 679-2000
FX: 617 679-2617
FX: 781 547-6008
FX: 866-302-4725

[BIIB: Rule 14a-8 Proposal, December 9, 2011, revised December 14, 2011]
3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal should be accomplished in the simplest manner possible. It can possibly be accomplished by adding a few enabling words to "2.3 Special Meetings," the special meeting provision of our bylaws.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm said there were concerns about our executive pay – $24 million for our former CEO, James Mullen.

Our new CEO, George Scangos, was given $6.75 million in equity pay, a one-time sign-on bonus of $500,000, and reimbursement for relocation expenses. Long-term incentive pay for executives consisted of cash-settled performance shares and time-based market stock units.

Equity pay given for long-term incentive pay should include performance-vesting features. Moreover, cash-based long-term incentive pay does nothing to tie executive performance with long-term shareholder value. Executive pay polices such as these are not in the interests of shareholders.

There were also concerns about our directors. Stelios Papadopoulos, on our Audit committee, had responsibilities at Nanogen, Inc. as it went bankrupt. Eric Rowinsky, Stephen Sherwin and George Scangos owned 501 shares or less.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

biogen idec

December 21, 2011

By Overnight Courier and E-mail

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Biogen Idec Inc. Shareholder Proposal From James McRitchie

Dear Mr. Chevedden:

I am writing in response to the letter from James McRitchie, dated December 7, 2011 and revised December 14, 2011, and accompanying shareholder proposal for consideration at the 2012 annual meeting of stockholders of Biogen Idec Inc. As requested by Mr. McRitchie, we are directing correspondence relating to the letter and shareholder proposal to your attention.

In reviewing Mr. McRitchie's letter, we note that he has not demonstrated his eligibility to submit a proposal as required by Rule 14a-8 of the Securities Exchange Act of 1934. According to Rule 14a-8, Mr. McRitchie may prove his eligibility by submitting a written statement from the record holder of his securities verifying that, at the time he submitted his proposal, Mr. McRitchie continuously held at least $2,000 in market value of Biogen Idec common stock for at least one year. Attached for your reference is a copy of Rule 14a-8, as amended.

I welcome you to respond in writing to this letter and to remedy this apparent procedural deficiency on behalf of Mr. McRitchie. Rule 14a-8 provides that you have fourteen (14) days from the date you receive this letter within which to respond. Please send your response to:

Aras Lapinskas
Associate General Counsel
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493
aras.lapinskas@biogenidec.com
Fax: 866-546-2834

Please contact me (781-464-2004; aras.lapinskas@biogenidec.com) if you have any questions.

Sincerely,

Aras Lapinskas

Rule 14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Aras Lapinskas

From: Aras Lapinskas
Sent: Wednesday, December 28, 2011 10:45 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (BIIB)

Mr. Chevedden,

We have reviewed our records and have no record of receiving the broker letter you reference below.

Please timely submit to my attention the written statement from the record holder of Mr. McRitchie's securities requested in our letter dated December 21, 2011.

Thank you.

Aras Lapinskas
Associate General Counsel
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493
aras.lapinskas@biogenidec.com
Fax: 866-546-2834

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 21, 2011 11:50 PM
To: Aras Lapinskas
Subject: Rule 14a-8 Proposal (BIIB)

Mr. Lapinskas, In regard to your December 21, 2011 letter, please advise whether there is any question on the broker letter already received by the company.
John Chevedden

Aras Lapinskas

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, December 29, 2011 3:17 PM
To:	Aras Lapinskas
Subject:	Rule 14a-8 Proposal (BIIB) tdt
Attachments:	CCE00002.pdf

Attached is the stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden
cc: James McRitchie

Post-it® Fax Note 7671	Date 12-29-11	# of pages ▶
To Arcs Lapinskas	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 866-596-2834	Fax #	

TD Ameritrade

December 28, 2011

James McRitchie
FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, you have held no less than 50 shares of BIIB - Biogen Idec Inc since August 24, 2010 in the above referenced account. TD Ameritrade's DTC # is 0188.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Catherine Wesslund
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.